RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York
January 12, 2011
Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. David Burton, Staff Accountant
Ms. Allicia Lam, Staff Attorney
Mr. Jay Mumford, Legal Reviewer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd.) Form 20-F for the year ended December 31, 2009 Filed May 25, 2010 Form 20-F/A for year ended December 31, 2010 File No. 1-33208
Dear Mr. Vaughn, Mr. Burton, Ms. Lam and Mr. Mumford:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 23, 2010 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) of Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd.) (the “Company”). Please note that the Company changed its name on December 20, 2010.
     For your convenience, the Company has included the Staff’s comments in this response letter in bold form and provided a written response immediately after each comment. The Company’s responses to the comments are as follows.
Form 20-F for the year ended December 31, 2009
Risk Factors, page 5

January 12, 2011

Our ability to adjust our raw material costs, page 6
1.	We note your disclosure on page 7 about your June 8, 2009 arbitration with Jiangxi LDK Solar. Please expand your discussion of this matter in future filings to describe the extent of the dispute and claims made and whether the breach represents a one-time incident or the breach is ongoing.

The Company respectfully advises the Staff that the following disclosure (subject to revision for any updates to the status of the arbitration process) will be added to the Risk Factors discussion in future filings:

“On June 8, 2009, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK”), one of our silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that we failed and continues to fail to perform under the terms of a multi-year framework supply agreement, seeking to enforce our performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. We intend to continue to vigorously defend ourselves against the claims brought by LDK and, on July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that we made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement.”
Silicon Based Raw Materials, page 33
2.	We note the disclosure in the third paragraph where you state you “re-negotiated most of [y]our existing multi-year supply agreements.” Please expand your disclosure in future filings to identify those agreements you have renegotiated and those you have not. Further, please tell us where you have filed these renegotiated agreements as exhibits.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has re-negotiated the multi-year framework supply agreements by either entering into a new agreement which supersedes the multi-year framework supply agreement or entering into supplemental agreements prior to actual delivery which adjust the quantity, price, and/or timing of deliveries originally contemplated in the multi-year framework supply agreements based on numerous factors existing at the time of delivery, including market conditions, the ability of the suppliers to deliver specified quantities, and/or the Company’s purchase requirements.

The Company will revise its disclosures in future filings to reflect that the Company re-negotiated all of the multi-year framework supply agreements in place as of December 31, 2009, except the agreement with LDK. The only multi-year framework

January 12, 2011

supply agreement that had not been re-negotiated as of December 31, 2009 was with LDK, as further discussed in the response to Comment 1 above.

The Company respectfully submits that it did not file any re-negotiated agreements as exhibits to the Form 20-F. According to Item 601(a)(4) of Regulation S-K, “such amendment or modification [to a previously filed exhibit] need not be filed where such previously filed exhibit would not be currently required.” The Company filed certain multi-year framework supply agreements and their respective amendments in its annual reports on Form 20-F for years ended December 31, 2006 and 2007 because, during those periods, there was an industry-wide shortage of silicon and silicon wafers and the Company’s business substantially depended upon those multi-year framework supply agreements and their respective amendments.

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers decreased significantly and the Company was also able to procure silicon and silicon wafers from short-term supply agreements and the spot market. Therefore, the Company does not believe that its business substantially depended upon any of these multi-year framework supply agreements and their respective amendments in 2009.
Item 5. Operating and Financial Review and Prospects, page 44
Price and Availability of Silicon and Silicon Wafers, page 47
3.	We note your disclosure here and on page 7 regarding your multi-year supply agreements. You state that the prices in these agreements were generally pre-determined but some of the agreements provided for adjustments to the prices. With a view toward disclosure, please clarify for us the nature of the commitments under these agreements. For example, clarify if your commitments are total dollar value commitments or total volume commitments.

In response to the Staff’s comment, the Company respectfully advises the Staff that, aside from any advance payments made upon signing the framework agreements, amounts payable under the multi-year framework supply agreements are not determined and payable until the Company specifies desired quantities to be delivered through an order placement and agrees to a specific date or dates for delivery of the silicon materials. As such, the Company often enters into supplemental agreements with suppliers to adjust the quantity, prices and/or timing of deliveries originally contemplated in the multi-year framework supply agreements based on numerous factors existing at the time of placing the order, including market conditions.

The Company has disclosed in Note 27 of the 2009 Audited Financial Statements the amounts of such commitments resulting from the Company entering into multi-year framework supply agreements with its suppliers and further elaborated that such commitments were calculated based on management’s best estimate of expected

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timing and the extent of purchase activity pursuant to the existing terms in the multi-year framework supply agreements to arrive at estimated total dollar value commitments under the framework agreements. To the extent the terms of the agreements are revised through negotiation or agreement with the Company’s suppliers, the amount or timing of purchases could change.
4.	We further note that you have re-negotiated most of your existing supply agreements. With a view toward disclosure, explain to us the terms of the re-negotiated agreements including a clear description of your obligations before and after the re-negotiations. In addition to the declines in pricing, explain if the re-negotiated agreements provided for any changes in any volume commitments.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company re-negotiated all of the multi-year framework supply agreements in place as of December 31, 2009, except the agreement with LDK. In particular, the pricing terms of each of these agreements were adjusted to be more in line with spot market pricing at the time of the re-negotiation. In addition, the quantity and/or timing of deliveries were also adjusted in each case to reflect the Company’s updated purchase requirements as a result of the changes in market conditions and the Company’s capacity expansion.
5.	With a view toward disclosure, please explain to us how your evaluation of inventory impairment considered future commitments under your supply agreements. Noting your disclosure that you were able to re-negotiate “most” of your multi-year supply agreements, please separately address how you consider the multi-year supply agreements you were not able to re-negotiate.

In response to the Staff’s comment, the Company respectfully advises the Staff that all the multi-year framework supply agreements entered into between the Company and its suppliers do not provide for fixed delivery dates and such dates are only determined based on subsequent agreement between the Company and its suppliers prior to each delivery. In addition, in the second half of 2009, the Company was able to re-negotiate all multi-year framework supply agreements at the then market price, except as discussed below. As a result, the Company did not believe there is impairment in relation to future commitments under these multi-year framework supply agreements. The Company was unable to re-negotiate the terms of purchase with only one of its suppliers, LDK, with whom the Company is currently undergoing arbitration as further discussed in the response to Comment 1 above. No inventory was recorded based on the purchase price stipulated in the multi-year framework supply agreement since deliveries of silicon under the agreement with LDK halted in early 2009 and have not recommenced. The Company will continue to closely monitor all of its multi-year framework supply agreements and conduct re-negotiations when the market price is significantly lower than the contracted prices.

January 12, 2011

Critical Accounting Policies and Estimates, page 53
— Revenue Recognition, page 53
6.	We note your disclosures on page 62 that in 2009, you granted your customers longer credit terms. We further note that your accounts receivable increased 84% from December 31, 2008 to December 31, 2009 despite a 24% decline in sales from 2008 to 2009. Please revise future filings to explain in greater detail how you evaluate whether collectability is reasonably assured in connection with your determination of when to recognize revenue. Provide us with a sample of your proposed revised disclosures.

In response to the Staff’s comment, the Company respectfully advises the Staff that, during the global financial crisis in 2009, most of its competitors in China, including Suntech Power Holdings Co., Ltd., Trina Solar Ltd., Yingli Green Energy Holdings Co., Ltd. and JA Solar Holdings Co., Ltd., responded by providing longer credit terms to their customers to stimulate sales. To maintain the competitiveness of its photovoltaic (“PV”) products in the industry, the Company also granted longer credit term to its customers in 2009 (e.g., from a normal payment term of 30 days to a longer term of 60 days).

The Company has performed a credit re-assessment of each customer before the Company granted longer credit terms to them. The credit re-assessment included reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In addition, the Company had no prior collectability issues or past concessions for the recurring customers that were granted longer credit terms, thus the Company was able to establish that collectability was reasonably assured at the time of sale.

The Company also considered the guidance in relation to extended payment terms in ASC 985-605. Although the Company’s average accounts receivable turnover days for the year ended December 31, 2009 was 43 days, compared to 27 days in 2008, in the instances where the Company granted longer credit terms, the conclusion regarding the fixed or determinable criterion of revenue recognition was not impacted as the Company has historically been able to collect under the original payment terms without making concessions. The Company does not provide concessions to its customers because the products sold by the Company mainly consist of a standardized range of PV modules or PV cells, with most of its sales being made to distributors of PV products under similar sales arrangements, and the Company’s products are not subject to a significant risk of rapid technological obsolescence.

The Company respectfully advises the Staff that the following disclosure will be added in the critical accounting policies discussion in future filings:

January 12, 2011

“We perform a credit re-assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where we granted longer credit terms to certain customers, the timing of revenue recognition was not impacted as we have historically been able to collect under the original payment terms without making concessions.”
— Warranty Costs, page 54
7.	We note your disclosures here regarding your warranties and the basis for the warranty cost estimates you record at the time of the sale. Please expand your disclosures to explain in greater detail the “technical analyses” that you perform in determining the warranty cost estimates. Please also expand to discuss the “industry information” that you rely on in estimating your warranty costs. Provide us with a sample of your proposed expanded disclosures.

In response to the Staff’s comment, the Company respectfully advises the Staff that it provides the following standard warranty coverage for its PV modules: 1) 2 to 5-year warranty coverage on technical defects; 2) 10-year warranty coverage against a 10% or more decline to the initial power generation of the PV modules; and 3) 20 to 25-year warranty coverage against a 20% or more decline to the initial power generation of the PV modules. The Company’s estimation of warranty obligations for PV module sales is based on a combination of the following considerations:

Technical analyses
1.	The 10-year and 20 to 25-year limited warranty coverage: The Company has obtained a product quality certification issued by Technischer Überwachungs Verein Rheinland Group (“TUV”), an external certification body that is generally recognized by European countries and throughout the industry. The Company’s products have been certified and continually tested and certified at least annually by TUV wherein the products have demonstrated that they are able to generate the required output with less than 5% deviation of the expected output, and the products are, in all material respects, free from defects such as open-circuit, ground fault, broken and mechanical impairment over an extended simulated usage and age period. The Company’s research and development engineering team conducts an internal Damp Heat test on a regular basis, using the same standards and testing approach as TUV in its certification process over an extended simulated usage and age period, to support that the Company’s PV modules can sustain a lower than 5% power output degradation (significantly lower than the levels subject to eligible warranty claim) for an operating period of at least 25 years.

January 12, 2011

2.	The 2 to 5-year warranty coverage: The Company’s quality control department performs a simulation test on product performance on a sampling basis for each batch of products to achieve a confidence level of 99% of no defects prior to deliveries to customers. The simulation test serves as a critical quality control tool in identifying defects in PV modules prior to shipment to customers.
In addition, The Company implemented quality control policies and procedures applied at various points in the production process, from the procurement of raw materials to manufacture of PV cells and assembly of PV modules. The Company believes that the system of quality control checks throughout the production process, including the testing described above, provides evidence that the likelihood and extent of defects or operational efficiency decline in its PV products is sufficiently predictable in evaluating potential warranty claims.

Based on above, the Company believes that there is a remote likelihood that the decline in power generation capacity will exceed 10% over a 10-year period or 20% over a 20 to 25-year period of operation of its PV modules. Hence, the likelihood of any warranty claims with respect to the 10-year and 20 to 25-year limited operational efficiency warranty provisions is assessed to be inconsequential and, thus, no reserve is maintained for these warranties. The Company’s assessment of its 2-year or 5-year warranty provisions under ASC 450-10 is primary based on the results of the simulation testing discussed above as well as its own historical claims experience and industry information as discussed below.

The Company’s historical experience

Based on the Company’s experience, the aggregate warranty claims incurred during 2005 to 2007 (for which the warranty periods on most products sold in those periods had expired by December 31, 2009) amounted to an aggregate of RMB31.3 million, or 1.05% of the aggregate PV module sales over the same period, which supports the level of warranty provision provided at approximately 1% of the PV module sales amount during each of the years presented in the Form 20-F.

For the warranty provision recorded on sales that occurred in 2008 and 2009, the warranty periods will expire within 1 to 5 years. Based on current best available information, the Company is of the opinion that the historical experience, coupled with the results from the continuous quality testing of PV modules prior to shipment, is sufficient to support the level of warranty provision provided at approximately 1% of the PV module sales amount.

Industry information

January 12, 2011

In evaluating the appropriateness of its own warranty provision policy, the Company also considers the PV module warranty claims accounting policies of its competitors in China that are SEC registrants reporting under U.S. GAAP, which produce photovoltaic products that are comparable in engineering design, raw material input and functionality to the Company’s products, and which sell products to a similar class of customers. In determining whether such competitor information is relevant, the Company also considers the years of experience that these manufacturers have in the industry. Based on its assessment of these factors, the Company believes that its warranty cost policy is consistent with the warranty cost policies disclosed by its peer group.

The Company continually monitors its actual warranty claims rate and reassesses the basis for its provision for warranty costs to ensure it appropriately reflects the cost of potential warranty claims arising from its PV modules sales.

The Company respectfully advises the Staff that the following disclosure will replace its current disclosure of Warranty Costs in the Critical Accounting Policies and Estimates section in future filings:

“We provide standard warranty coverage on our PV modules sold to customers. The standard warranty provides for a 2 to 5-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. Our estimate of the amount of warranty obligation is primarily based on the following considerations: 1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, 2) our historical warranty claims experience, 3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and 4) our expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of our PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, we accrue for warranty costs for the 2 to 5-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of our PV modules and

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strong quality control procedures in our production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.”

8.	Further to the above, as it relates to your consideration of “industry information,” explain to us how you have considered the fact that like you, many of your competitors have limited history on which to base their estimates of warranty costs.

In response to the Staff’s comment, the Company respectfully advises the Staff that it determined the warranty costs based on all relevant factors, including the technical analyses, the Company’s historical experience and industry information, but did not rely solely on any one component of these factors. Since the Company’s competitors in China also have a limited history on which to base their estimates of warranty costs, the Company makes reference to, but do not heavily rely on, industry information when it makes provisions of the warranty costs. The Company also makes reference to the solar companies outside of China with longer operating histories and has noted that its use of accrued warranty costs as a percentage of revenue of 1% is within a similar range of approximately 0.5% to 1.5% adopted by these companies.

9.	You state that you intend to provide refunds for defective products. Please explain to us in greater detail this statement. Clarify if you plan to provide cash refunds and, if so, how the amount of such refund would be calculated.

In response to the Staff’s comment, the Company respectfully advises the Staff that it provides cash refunds or credits to customers or repairs or replaces the defective products in resolution of warranty claims from its customers based on discussions with customers and consideration to the most cost-effective resolution. In 2009, replacement of the defective products sold was the most typical resolution for valid warranty claims. When refunds are provided to customers, the amount is determined based on its evaluation of the facts and circumstances surrounding the warranty claims. The amount of refund in any case has not exceeded the original selling price of the defective products sold.

10.	We note your disclosures regarding the 10-year and 20 to 25-year warranties against a decline from initial power generation capacity of more than 10% and 20%. Specifically, we note that you have concluded that no warranty cost accrual is necessary based on internal and external testing of the PV modules and the quality control procedures in place. Please revise your disclosures in future filings to expand upon your assessment of the warranty accrual for these provisions. Discuss how you considered your limited operating history in concluding that there would not be costs incurred relating to these 10-year and 20 to 25-year power generation capacity guarantees. Explain in greater detail the “internal and external testing” you performed and why you believe such

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testing would be appropriate in concluding there would not be significant declines in power generation capacity during the guarantee period. Provide us with a sample of your proposed disclosure.

Please see the Company’s response to Comment 7 above.

11.	Further to the above, as it relates to the power generation capacity guarantees, revise future filings to explain the implications should your PV modules fail to maintain the performance guaranteed.

The Company respectfully submits that it believes that there is a remote likelihood that the decline in power generation capacity of its PV modules will exceed 10% over a 10-year period or 20% over a 20 to 25-year period of operation and, therefore, no warranty cost accrual has been recorded for such warranties.

The Company respectfully advises the Staff that the following disclosure will be added to the Risk Factors discussion in future filings:

“If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses to repair or replace the under-performing products.”
— Impairment of Long-Lived Assets, page 54
12.	We note your disclosure on page 48 regarding your production of ingots, PV cells and PV modules in 2009. We further note your disclosures of your production capacity for ingots, PV cells and PV modules. Based on these disclosures, it appears that a significant amount of your capacity was not utilized in 2009. Please revise future filings to explain how, if at all, you consider your current capacity utilization in determining whether there are indicators that the carrying amounts of assets may not be recoverable. Please also revise future filings to describe to investors the potential impact to your financial statements should demand for your PV modules not increase proportionally with your manufacturing capacity.

In response to the Staff’s comment regarding the apparent gap between production capacity and actual production volume, the Company respectfully advise the Staff that production capacity disclosed on page 48 of the Form 20-F was the then-current capacity as of the filing date of the Form 20-F (i.e., May 25, 2010). As of December 31, 2009, the Company had an annual PV module production capacity of 550MW. The annual production capacities of PV cell, ingot and wire sawing as of December 31, 2009 were consistent with the then-current (i.e., as of the filing date) figures disclosed on page 48 of the Form 20-F. The Company will clarify in future filings the periods to which its disclosed production capacities relate.

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In the first half year of 2009, the Company experienced significantly reduced demand for its PV modules due mainly to the global economic downturn, resulting in significant idle capacity at that time. Consequently, in accordance with ASC 330-10-30-7, the Company expensed unallocated fixed overhead costs relating to the abnormal idle capacity level to cost of sales in 2009. In 2008, the Company identified impairment indicators with respect to certain of its long-lived assets and, therefore, performed an impairment test. As the estimated undiscounted cash flows to be generated from the assets were more than their carrying amount, no impairment loss was recognized. The Company again performed an impairment test on the assets during the first half of 2009 as a result of the continued downward trend in the PV industry and derived similar results. Beginning in the third quarter of 2009, the Company’s capacity utilization significantly improved with the increase in demand for its products.

As requested by the Staff, the Company will revise its future filings to expand its discussion of consideration given to capacity utilization in the evaluation of impairment of long-lived assets and the potential impact to financial statements as discussed above, as appropriate. The Company will also revise its future filings to describe the potential impact to its financial statements should demand for its PV modules not increase proportionally with its manufacturing capacity.
Tabular Disclosure of Contractual Obligations, page 67
13.	We note from your financial statements that you have long-term debt obligations, but you have not reflected such obligations in this table. Please revise future filings to include long-term debt obligations in the tabular disclosure in accordance with Item 5 of Form 20-F.

The Company respectfully acknowledges that its convertible bonds are not presented as set forth in the tabular disclosure. As requested by the Staff, the Company will revise its future filings to include long-term debt obligations, including its convertible bonds, in the tabular disclosure in accordance with Item 5 of Form 20-F.

14.	We note your disclosure on page F-42 regarding commitments relating to the acquisition of equipment. It does not appear that you have included this amount in the disclosure of contractual obligations. Please explain how exclusion of such amounts is appropriate under Item 5 of Form 20-F. Alternatively, revise future filings as appropriate to include such amounts.

As requested by the Staff, the Company will revise its future filings to include commitments relating to the acquisition of equipment.
Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 95

January 12, 2011

15.	Please revise future filings to provide quantitative disclosures consistent with one of the three disclosure formats outlined in Item 11(a)(1) of Form 20-F.

As requested by the Staff, the Company will revise its future filings to provide quantitative disclosures consistent with one of the three disclosure formats outlined in Item 11(a)(1) of Form 20-F.
Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9
— Revenue Recognition, page F-14
16.	We note that a portion of your sales are generated from processing service arrangements. Please quantify for us the total revenues recorded from these services. Explain to us how you have considered the guidance in Rule 5-03.1 of Regulation S-X in presenting your revenues in one line item on the consolidated statements of operations.

In response to the Staff’s comment, the Company respectfully advises the Staff that its processing service revenue generated in 2007, 2008 and 2009 was RMB5.9 million, RMB3.2 million and RMB336.5 million, respectively, representing approximately 0.42%, 0.10% and 8.94% of its total revenues in 2007, 2008 and 2009, respectively. Pursuant to Rule 5-03(b) of Regulation S-X, the processing service revenue can be combined with the tangible product revenue (i.e., revenue from PV modules, PV cell and other products) as the processing service revenue represents less than 10% of the total revenues, and the Company elected to follow that rule.

17.	We note your disclosures on page 14 regarding your expansion into PV system integration services. Please revise future filings to separately discuss your revenue recognition policies relating to the PV system integration services. Provide us with a sample of the proposed disclosure. In this regard, please also quantify for us the amount of revenues recognized in each of 2009, 2008 and 2007 relating to this business line.

In response to the Staff’s comment, the Company respectfully advises the Staff that PV system integration service revenue in 2007, 2008 and 2009 was RMB4.1 million, RMB1.9 million and RMB1.2 million, respectively. The Company respectfully advises the Staff that the following disclosure will be added in future filings if and when such transactions contribute or are expected to contribute materially to the Company’s revenues:

“The Company recognizes revenue related to long-term solar systems integration services on the percentage-of-completion method. The Company estimates its

January 12, 2011

revenue by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenue earned in each period. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Company determines that total estimated costs will exceed total contract price, it records a loss accordingly.”
Note 4. Accounts Receivable, page F-20
18.	We note that your net accounts receivable increased 84% from December 31, 2008 to December 31, 2009. However, sales declined 24% from the year ended December 31, 2008 to the year ended December 31, 2009. In light of the significant increase in accounts receivable compared to the decrease in revenues, please explain to us the cause of the significant increase in your accounts receivable balance from December 31, 2008 to December 31, 2009. Discuss how you have determined that your accounts receivable balances are collectible as of December 31, 2009.

Please refer to the Company’s response to Comment 6 above.
Note 27. Commitments and Contingencies. page F-42
19.	We note your disclosure on page 7 regarding the arbitration request submitted by Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK”), one of your suppliers. You state that this supplier has alleged that you have failed to perform under the terms of a long-term supply agreements and is seeking monetary relief. Please address the following:
•	With a view toward disclosure, tell us how you have considered section 450-20-25 of the FASB Accounting Standards Codification as it relates to this loss contingency.
In response to the Staff’s comment, the Company respectfully advises the Staff that it did not recognize a loss contingency pursuant to ASC 450-20-25 for the LDK arbitration as of December 31, 2009 based principally on the following considerations:
•	There is evidence that the purchase price stated in the multi-year framework supply agreement entered into between LDK and the Company is not fixed, as the actual price of purchases made pursuant to the agreement was adjusted from the initial framework contract price after negotiation between the parties, resulting in both upward and downward movement for each delivery made under the contract. The actual pricing was established through supplemental

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agreements that were executed by both parties according to the then-current market conditions when the deliveries took place; and

•	As the arbitration process was still in its early stages as of the filing of its 2009 Form 20-F, in consultation with its counsel, the Company determined that it was not possible to determine the likelihood of an unfavorable outcome with reasonable certainty (i.e., it was not probable that a loss had been incurred as of December 31, 2009).
•	Revise future filings to provide all of the disclosures required by section 450-20-50 of the FASB Accounting Standards Codification. Provide us with a sample of the proposed disclosure to be included in future filings.
Subject to revision for any updates to the status of the arbitration process, disclosure similar to the proposed disclosure presented in Comment 1 will be included in future filings.
Exhibits 12.1 and 12.2
20.	In future filings the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title. Please confirm in future filings that the identification of the certifying individual will not include the individual’s title.

As requested by the Staff, the Company will revise its future filings to remove the title of the certifying individual.
Amendment No. 1 to Form 20-F for the fiscal year ended December 31. 2009
Item 19. Exhibits
21.	Please tell us why you have not included the certifications required by Rules 13a-14(a) and 15d-14(a).

The Company respectfully submits that the certifications were included in the original filing of the Form 20-F on May 25, 2010 but were not included in the amendment filing as such filing was made only to include one additional exhibit (and did not include any of the other exhibits that were filed with the original Form 20-F filing on May 25, 2010). The Company will include such certifications in all future filings.
* * *

January 12, 2011

     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-10-5922-8002 (office) or +86-1391-012-7951 (mobile) or by facsimile at +86-10-6563-6002.

Sincerely,
/s/ Alan D. Seem
Alan D. Seem
cc: Gareth Kung, Chief Financial Officer, Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd.)